245 Summer Street

Fidelity® Investments

Boston, MA 02210

March 24, 2023

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Variable Insurance Products Fund IV (the trust): File Nos. 002-84130 and 811-03759

Consumer Discretionary Portfolio

Consumer Staples Portfolio

Financial Services Portfolio

Technology Portfolio (the fund(s))

Post-Effective Amendment No. _125___

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 125 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register a new class for the funds: Service Class 2 for Consumer Discretionary Portfolio, Consumer Staples Portfolio, Financial Services Portfolio, and Technology Portfolio.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of May 23, 2023.  We request your comments by May 8, 2023.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller
Renée Fuller
Shareholder Reporting